UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On July 25, 2024, VCI Global Limited (the “Company”) entered into two securities purchase agreements (the “Purchase Agreements”) with certain accredited investors (the “Purchasers”), pursuant to which the Company agreed to issue and sell to the Purchasers an aggregate of 3,568,035 ordinary shares (the “Shares”), no par value per share, in a registered direct offering (the “Offering”). The Shares were sold at a purchase price of $0.40 per ordinary share.

The Offering closed on July 26, 2024, and the Company received gross proceeds of $1,427,214 before deducting the offering expenses payable by the Company. The proceeds from the Offering are intended to be used for working capital and general corporate purposes.

The Offering was made directly to the investors, without a placement agent or underwriter.

The representations, warranties and covenants contained in the Purchase Agreements were made only for the purpose of such agreement and as of specific dates, were solely for the benefit of the parties to the Purchase Agreements and may be subject to limitations agreed upon by the contracting parties. The foregoing summary of the Purchase Agreements is qualified in its entirety by the full text of the Form of Purchase Agreement, which is filed herewith as Exhibit 99.1 incorporated herein by reference.

The Offering was made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-279521), filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2024, and declared effective by the Commission on May 28, 2024 (the “Registration Statement”). A prospectus supplement to the Registration Statement was filed with the Commission on July 25, 2024.

The legal opinion, including the related consent, of Carey Olsen (BVI) L.P. relating to the issuance and sale of the Shares is filed as Exhibit 5.1 hereto.

This Report on Form 6-K does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 26, 2024	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Carey Olsen, British Virgin Islands Counsel to the Company
23.1	Consent of Carey Olsen, British Virgin Islands Counsel to the Company (included in Exhibit 5.1)
99.1*	Form of Securities Agreement

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